Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

May 4, 2018

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Karl Hiller, Branch Chief
Jenifer Gallagher, Staff Attorney
John Coleman, Mining Engineer

Re:    Mammoth Energy Services, Inc.
Registration Statement on Form S-3
Filed November 1, 2017
File No. 333-221268
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 1-37917

Dear Mr. Hiller:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 24, 2018 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed with the Commission on November 1, 2017 (the “Registration Statement”) and Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on February 28, 2018 (“Form 10-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Registration Statement and the Form 10-K, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2017

Properties page 45

1.
We note your response to prior comment three, and we reissue the comment, as a material item with respect to reserve disclosure the price used to determine reserve economics. Please disclose the price, or range of prices, upon which your consultant relied to establish a favorable opinion with respect to the economic viability of your mineral reserves. The disclosure may appear as a footnote to your reserve table.

Division of Corporation Finance
May 4, 2018

Response: The Company acknowledges the Staff’s comment and respectfully points out that the Company has included the range of prices upon which the consultant relied on page 27 of the Form 10-Q for the Quarterly Period Ended March 31, 2018 filed with the Commission on May 3, 2016 (the “Form 10-Q”). Please find the applicable disclosure below:

“As reported in our Annual Report on Form 10-K for the year ended December 31, 2017, our estimated proven mineral reserves for our Taylor and Piranha properties as of December 31, 2017 were estimated by John T. Boyd, our external mining and geological consultants. John T. Boyd will update our reserve estimates annually, making necessary adjustments for operations at each location during the year and additions or surveying, drill core analysis and other tests to confirm the quantity and quality of the reserves. To opine as to the economic viability of our reserves, John T. Boyd reviewed our financial cost and revenue per ton data at the time of the proven reserve determination. Our 2017 average monthly sales prices ranged from approximately $17 to $43 per ton free on board mine. Based on its review of our cost structure and its extensive experience with similar operations, John T. Boyd concluded that it is reasonable to assume that we will operate under a similar cost structure over the remaining life of our reserves. Based on these assumptions, and taking into account possible cost increases associated with a maturing mine, John T. Boyd concluded that our current operating margins are sufficient to expect continued profitability throughout the life of our reserves.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 66

2.
We note your response to prior comment four addresses your presentation of net debt though not the liquidity measure shown on page 66. Please expand your disclosure to include the information required by Item 10(e)(1)(i) for this measure.

Response: The Company acknowledged the Staff’s comment and respectfully points out that the Company has added Footnote (a) to the liquidity measure on page 35 of the Form 10-Q. Please find the applicable disclosure below:

“a. Net working capital (less cash) is a non-GAAP measure and is calculated by subtracting Total current liabilities of $258.9 million and Cash and cash equivalents of $10.4 million from Total current assets of $326.0 million.”

3.
In your response to prior comment five you confirm that PREPA is subject to bankruptcy proceedings as mentioned in a risk factor on page 25. Given the significance of the contract to your current and future operations, we believe you should also provide details of the uncertainties within the MD&A. Given the ongoing significance of your business with Gulfport, you should also address the reasonably possible impact that

Division of Corporation Finance
May 4, 2018

the expiration of the contracts may have on your results of operations, or clarify your assessment if you believe the effects of expiration would not be material. We reissue comment five.

Response: The Company acknowledges the Staff’s comment related to the significance of the PREPA bankruptcy and has added additional disclosure in the MD&A under the heading “Industry Overview – Electrical Infrastructure Industry” on page 28 of the Form 10-Q. Please find the additional disclosure below:

“…Further, PREPA is currently subject to bankruptcy proceedings pending in the U.S. District Court for the District of Puerto Rico. As a result, PREPA's ability to meet its payment obligations under the contract will be largely dependent upon funding from the Federal Emergency Management Agency or other sources. In the event PREPA does not have or does not obtain the funds necessary to satisfy its obligations to Cobra under the contract, terminates the contract or curtails our services prior to the end of the contract term, our financial condition, results of operations and cash flows could be materially and adversely affected. In addition, government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits by government representatives and profit and cost controls, which could result in withholding or delayed payments to us or efforts to recover payments already made.”

The Company acknowledges the Staff’s comment and respectfully points out that the Company has added an assessment relating to the Gulfport contracts to the MD&A on page 30 of the Form 10-Q in the second paragraph under the heading “Revenues.” Please find the additional disclosure below:

“Substantially all of our related party revenue is derived from Gulfport under our four-year pressure pumping and sand contracts expiring in September 2018. We are in discussions with Gulfport regarding extending these contracts beyond the current expiration date, but have not entered into any definitive agreements to do so. If we do not extend these contracts, we believe we will be able to sell these products and services to other customers at comparable terms and, as a result, we do not believe that any such expiration would have a material adverse effect on our operations or financial condition.”

Financial Statements

Note 17-Reporting Segments and Geographic Areas, page F-36

4.
Please expand your disclosure to address the eliminations shown for total assets in the tabulation to comply with FASB ASC 280-10-50-29 and 31. As total assets reported for your All Other group include $148,799,000 for Mammoth Energy Partners operating segment, which is 17.2% of total assets, and 14.5% of the combined assets

Division of Corporation Finance
May 4, 2018

of all operating segments, before eliminations, also explain why you believe this would not be a reporting segment under FASB ASC 280-10-50-12(c).

Response: The Company notes the Staff’s comment and respectfully notes that the Company based its determination on FASB ASC 280-10-50-27.  Eliminations are discussed in the referenced codification with regard to how the Chief Operating Decision Maker utilizes the information for purposes of making decisions about allocating resources and assessing performance. The Company notes the vast majority of the assets included in Mammoth Energy Partners LLC (“Mammoth LLC”) are inter-segment accounts receivable and investments in subsidiary activity which are eliminated in consolidation and have no impact on the Chief Operating Decision Makers’ assessment of operating performance nor do they affect decisions regarding allocation of resources. As such, following the application of the eliminations, Mammoth LLC assets are 1.3% of combined assets as of December 31, 2017. Therefore, it does not meet the quantitative or qualitative measurement of a reportable segment as prescribed in the guidance.

With respect to disclosure for eliminations in compliance with ASC 280-10-50-29 and 31, the Company directs Staff to the two paragraphs preceding the tabular presentation of segment performance on page 24 of the Form 10-Q. Further, the Company notes there are no differences in application of accounting policies or principles, nor do the nature of the eliminations present an asymmetrical allocation to other segment.  Therefore, the Company believes it has satisfied the requirements under the Staff directed guidance. Please find the referenced two paragraphs below:

“The Company also provides coil tubing services, pressure control services, flowback services, cementing services, equipment rental services and remote accommodation services. The businesses that provide these services are distinct operating segments, which the CODM reviews independently when making key operating and resource utilization decisions. None of these operating segments meet the quantitative thresholds of a reporting segment and do not meet the aggregation criteria set forth in ASC 280 Segment Reporting. Therefore, results for these operating segments are included in the column labeled "All Other" in the tables below. Additionally, assets for corporate activities, which primarily include cash and cash equivalents, inter-segment accounts receivable, prepaid insurance and certain property and equipment, are included in the All Other column. Although Mammoth LLC, which holds these corporate assets, meets one of the quantitative thresholds of a reporting segment, it does not engage in business activities from which it may earn revenues and its results are not regularly reviewed by the Company's CODM when making key operating and resource utilization decisions. Therefore, the Company does not include it as a reportable segment.

Sales from one segment to another are generally priced at estimated equivalent commercial selling prices. Total revenue and Total cost of revenue amounts included in the Eliminations column in the following tables include inter-segment transactions conducted between segments. Receivables due for sales from one segment to another and for corporate

Division of Corporation Finance
May 4, 2018

allocations to each segment are included in the Eliminations column for Total assets in the following tables. All transactions conducted between segments are eliminated in consolidation. Transactions conducted by companies within the same reporting segment are eliminated within each reporting segment…”

5.
Please disclose the nature of revenue generating activities in the “All Other” reportable segment to comply with FASB ASC 280-10-50-15. If you have listed the significant revenue generating activities that are associated with all of your segments, then indicate which of those pertain to the All Other group. We reissue comment eight.

Response: The Company notes the Staff’s comment and respectfully points out that the “All Other” column is not a reportable segment, rather it is an “all other” category. The Company has added the paragraph below on page 24 of the Form 10-Q:

“The Company also provides coil tubing services, pressure control services, flowback services, cementing services, equipment rental services and remote accommodation services. The businesses that provide these services are distinct operating segments, which the CODM reviews independently when making key operating and resource utilization decisions. None of these operating segments meet the quantitative thresholds of a reporting segment and do not meet the aggregation criteria set forth in ASC 280 Segment Reporting. Therefore, results for these operating segments are included in the column labeled "All Other" in the tables below. Additionally, assets for corporate activities, which primarily include cash and cash equivalents, inter-segment accounts receivable, prepaid insurance and certain property and equipment, are included in the All Other column. Although Mammoth LLC, which holds these corporate assets, meets one of the quantitative thresholds of a reporting segment, it does not engage in business activities from which it may earn revenues and its results are not regularly reviewed by the Company's CODM when making key operating and resource utilization decisions. Therefore, the Company does not include it as a reportable segment.”

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 608-6007.
Very truly yours,
/s/ Mark Layton
Mark Layton
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP